Press Release

Ahold announces
pricing of
Solicitation of Offers
to Sell Bonds

NOT FOR DISTRIBUTION TO ANY ITALIAN PERSON OR TO ANY PERSON OR ADDRESS IN ITALY (SEE FULL OFFER RESTRICTIONS BELOW)

Amsterdam, The Netherlands, October 20, 2005--Ahold Finance U.S.A., LLC ("Ahold Finance") and Koninklijke Ahold N.V. ("Koninklijke Ahold" and together with Ahold Finance, the "Companies") today announced pricing for their successful solicitations of offers to sell up to EUR 1,000,000,000 equivalent of their notes that were launched on 11 October 2005 (the "Solicitations").

In total, Koninklijke Ahold has decreased its outstanding consolidated indebtedness of approximately EUR 1,000,000,000 equivalent for a total cash payment of EUR 935,000,000 equivalent (excluding accrued interest). As a consequence, Koninklijke Ahold will incur a one-time book loss under IFRS of approximately EUR 54,000,000. However, the Companies will also reduce their annual net interest expenses in the coming years relating to interest bearing debt with the decrease in 2005/06 expected to be approximately EUR 40,000,000.

The final results of the Solicitations are as follows:

-----------------------------------------------------------------------------------------------------------------------------------
                        Principal Amount
                          accepted for        Pro-ration           Reference Bond                   Final Tender     Purchase Price
        Notes               purchase            factor                                                 Spread
-----------------------------------------------------------------------------------------------------------------------------------
   6.50 per cent.      GBP 250,000,000         0.88371      4.75 per cent, U.K Treasury Gilt            196bps          100.136%
  Guaranteed Notes                                                due 7 September 2015
      due 2017                                                    (ISIN: GB0033280339
                                                                 Common Code: 017752952)
-----------------------------------------------------------------------------------------------------------------------------------
   5.875 per cent.      EUR193,176,000           N/A   Bundesrepublik Deutschland 5.00 per cent.        108bps          109.864%
  Guaranteed Notes                                            due 4 January 2012
     due 2012                                                (ISIN: DE0001135192
                                                            Common Code: 014105646)
-----------------------------------------------------------------------------------------------------------------------------------
   5.875 per cent.     EUR 436,824,000         0.40814       OBL Series 142 3.00 per cent.               52bps          106.732%
   Notes due 2008                                                due 11 April 2008
                                                                (ISIN: DE0001141422
                                                               Common Code: 016866261)
-----------------------------------------------------------------------------------------------------------------------------------

                                                                         2005042

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

Settlement will be on Monday October 24, 2005.
BNP Paribas and JPMorgan acted as Lead Dealer Managers. JPMorgan Chase Bank, N.A. acted as Tender Agent. Barclays Capital and Goldman Sachs International acted as Co-Dealer Managers.

Requests for all information in relation to the Solicitations should be directed to the Lead Dealer Managers:

-------------------------------------------------------------------------------------------------------------------------
           Lead Dealer Manager                            Lead Dealer Manager and Transaction Co-ordinator

               BNP PARIBAS                                           J.P. Morgan Securities Ltd.
            10 Harewood Avenue                                             125 London Wall
              London NW1 6AA                                               London EC2Y 5AJ
   Attention: Debt Restructuring Group                     Attention: Liability Management - John Cavanagh
 E-mail: debt.restructunng@bnpparibas.com                        E-mail: john.cavanagh@jpmorgan.com
       Tel: +44 (0) 20 7595 8668                                     Tel: +44 (0) 20 7742 7506
-------------------------------------------------------------------------------------------------------------------------


Ahold Press Office: +31 (0)20 509 5343

Disclaimer

This press release does not constitute, or form part of, an offer to buy or the solicitation of any offer to sell any securities in any jurisdiction nor shall it (or any part of it), or the fact of its distribution, form the basis of or be relied on in connection with any contract therefore. No indications of interest in the Solicitations are sought by this press release. The Solicitations were not made to, and no offer to sell has been accepted from, or on behalf of, holders of securities in any jurisdiction in which the Solicitations are unlawful.

Offer Restrictions

United Kingdom
The Solicitations were only made to persons outside the United Kingdom, persons within the United Kingdom falling within the definition of Investment Professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Order")) or within Article 43 of the Order, or other persons to whom it may have been lawfully communicated in accordance with the Order.

United States
The Solicitations were not made, directly or indirectly, in or into, or by use of the mails, or by any means or instrumentality (including, without limitation: facsimile transmission, telex, telephone, e-mail and other forms of electronic transmission) of interstate or foreign commerce, or of any facility of a national securities exchange of the United States, and Notes were not offered for sale by any such use, means, instrumentality or facility from or within the United States. Accordingly, copies of the Solicitation Memorandum and any related documents were not mailed, forwarded, sent, transmitted or otherwise distributed in, into or from the United States (including without limitation by any custodian, nominee, trustee or agent) and persons receiving the Solicitation Memorandum must not distribute, forward, mail, transmit or send it or any related documents in, into or from the United States. Offers to sell made by a resident of the United States, any agent, fiduciary or other intermediary acting on a non-discretionary basis for a principal giving instructions from within the United States or any U.S. person were not accepted.

Italy
The Solicitations were not made in the Republic of Italy. The Solicitations and the Solicitation Memorandum were not submitted to the clearance procedure of the Commissione Nazionale per le Societa e la Borsa (CONSOB) pursuant to Italian laws and regulations. Accordingly, Noteholders are hereby notified that, to the extent such Noteholders are Italian residents and/or persons located in the Republic of Italy, the Solicitations were not available to them and, any acceptance received from such persons is ineffective and void. Neither the Solicitation Memorandum nor any other solicitation material relating to the Solicitations, or the Notes may be distributed or made available in the Republic of Italy.

Belgium
In Belgium, the Solicitations were not, directly or indirectly, made to, or for the account of, any person other than to professional or institutional investors referred to in article 3,2(0) of the Belgian royal decree of 7 July 1999 on the public character of financial operations (the "Public Decree"), each acting on their own account. The Solicitation Memorandum was not submitted to nor approved by the Belgium Banking, Finance and Insurance Commission (Commission Bancaire, Financiere et des Assurances/Commissie voor hat Bank, Financie en assurantiewezen) and accordingly has not been used in connection with any solicitation in Belgium except as may otherwise have been permitted by law.

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

France
The Solicitation Memorandum was not submitted to the clearance procedures of the French Autorite des Marches Financiers. The Solicitations were not made, directly or indirectly, by way of a public offering in France (appel public a l'epargne) and only to providers of investment services relating to portfolio management for the account of third parties (personnes fournissant le service d'investissement de gestion de portefeuille pour compte de tiers) and/or qualified investors (investisseurs qualifies), all as defined in Articles L.411-1, L.411-2 and D.411-1 of the French Code Monetaire et Financier were eligible to offer to sell Notes.

Forward-Looking Statements Notice

Certain statements in this press release are forward-looking statements within the meaning of the U.S. federal securities laws. These statements include, but are not limited to, statements as to Ahold's expectation of a one time book loss under IFRS, statements as to the expected reduction of annual net interest expense and statements regarding the expected timing of the settlement date. These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond our ability to control or estimate precisely, such as the effect of general economic or political conditions, fluctuations in exchange rates or interest rates, the behavior of other market participants and the actions of government regulators, unexpected IFRS treatment and unanticipated delays or difficulties with respect to settlement of the Solicitation. Many of these and other risk factors are detailed in Ahold's publicly filed reports. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. We do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release, except as may be required by applicable securities laws. Outside The Netherlands, Koninklljke Ahold N.V., being its registered name, presents itself under the name of "Royal Ahold" or simply "Ahold."


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